Exhibit 11.1

HORIZON HEALTH CORPORATION

COMPUTATIONS OF EARNINGS PER SHARE

	Three Months Ended November 30,
	2003	2002
BASIC
Net income	$2,580,951	$2,356,472

Weighted average shares outstanding (basic)	5,366,132	5,344,815

Basic earnings per share	$.48	$.44

DILUTED
Net income	$2,580,951	$2,356,472

Effect of dilutive securities (1)	283,461	422,913

Weighted average shares outstanding (diluted)	5,649,593	5,767,728

Diluted earnings per share	$.46	$.41

(1)	During quarters ended November 30, 2003 and 2002, certain shares subject to options to acquire common stock were not included in certain computations of diluted EPS because the option exercise price was greater than the average market price of the common shares for the quarter. The computation for the quarter ended November 30, 2003 excluded 10,571 shares subject to options, with exercise prices ranging from $21.00 to $23.75. The computation for the quarter ended November 30, 2002 excluded 96,700 shares subject to options, with exercise prices ranging from $14.51 to $23.75.